Exhibit 99.2

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

26th October 2018

The Manager
ASX Market Announcements
ASX
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 2nd Quarter FY19 results on Thursday 8th November 2018.

A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	10.00am (AEDT)

Dial in:	+61 2 9007 3187

Participant Passcode:	311209

URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully,
Jason Miele
Vice President, Investor and Media Relations

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA),
Alison Littley (United Kingdom), Rudy van der Meer (Netherlands).
Chief Executive Officer and Director: Louis Gries (USA)
Company number: 485719
ARBN: 097 829 895